Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 6, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1119
                          Spin-Off Portfolio, Series 1
                       File Nos. 333-192052 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given in your letter dated November 21, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1119, filed on November 1, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Spin-Off Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Since the Trust's name includes the term "spin-off," please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in companies that have been spun-off from other companies. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

     Response: The following disclosure has replaced the first paragraph under the Principal Investment Strategy section:

     "Under normal circumstances, the trust will invest at least 80% of the value of its net assets in securities of 'spin-off' companies, as defined by Beacon Indexes LLC ('Beacon'). Beacon defines a spin-off company as any company resulting from either of the following events: (i) a spin-off distribution of stock of a subsidiary company by its parent company to parent company shareholders or equity carveouts; or (ii) partial initial public offerings in which a parent company sells a percentage of the equity of a subsidiary to public l shareholders. The trust utilizes a quantitative selection process developed by Beacon to attempt to construct a portfolio of companies with potentially superior risk/return profiles as determined by Beacon. The universe of companies eligible for inclusion consists of companies that have been spun-off within the past 30 months (but not more recently than six months prior to the security selection date)."


Investment Summary -- Security Selection

     2. The first sentence of this section states that the portfolio is designed to outperform the Russell 2000 Index. However, the second paragraph of the Principal Investment Strategy section states that the Trust will invest primarily in companies with market capitalizations "under $10 billion." Please explain to us why the Russell 2000 Index, whose largest company had a market capitalization of $3.3 billion as of the most recent reconstitution of the Index, is an appropriate benchmark for the Trust.

     Response: In response to your comment, the language has been revised to eliminate the Russell 2000 Index as the benchmark index for the Trust.

     3. The second enumerated step in the security selection process states that each prospective company is ranked on the basis of "several growth-oriented, multi-factor filters." Please identify these filters in this section.

     Response: The filters are proprietary information owned and used by Beacon. Guggenheim does not have access to the requested information.

Investment Summary -- Principal Risks

     4. Please provide in this section a risk specific to the Trust, i.e., the possibility that the spin-off companies may perform poorly.

     Response: The following risk factor has been added to the Principal Risk section of the Prospectus:

     "The trust invests in securities issued by "spin-off" companies. These issuers generally are subsidiaries of larger companies and customarily involve more investment risk than investment in securities of the parent company. In particular, these companies may focus on a single or narrow group of product lines, may have limited access to capital markets or financial resources, and may offer limited liquidity. In addition, spin-off companies may initially have significant administrative costs, including expenses associated with financial reporting and company overhead as a result of the partial or complete split with the parent company. As a result, spin-off companies may be more vulnerable to adverse general market or economic developments."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                      Very truly yours,

                                                      CHAPMAN AND CUTLER LLP


                                                      By /s/ Morrison C. Warren
                                                         ----------------------
                                                             Morrison C. Warren